Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 18, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 18, 2006, entitled "STATOIL STRENGTHENS POSITION IN US GULF OF MEXICO".

STATOIL STRENGTHENS POSITION IN US GULF OF MEXICO

Statoil (OSE:STL, NYSE:STO) and Plains Exploration & Production (NYSE:PXP) have today signed an agreement whereby Statoil will acquire PXP’s working interest in two US Gulf of Mexico (GoM) deepwater discoveries and one exploration prospect.

Statoil will pay PXP USD 700 million for these three assets. In addition, PXP will give Statoil a right of first negotiation for acquiring other deepwater GoM assets at a later stage.

“This acquisition further strengthens our deepwater position in the US Gulf of Mexico,” says Peter Mellbye, executive vice president of Statoil’s International Exploration & Production business area.

“The build-up of our GoM-portfolio started in 2004 with the Chevron farm-in, followed by the Exxon farm-in and the EnCana deal in 2005. The latter has proved very successful, with the current Tahiti development and the successful Jack well test. We’re extremely pleased to add two important discoveries – Big Foot and Caesar – to our holdings.”

Mr Mellbye also complimented PXP on the portfolio of deepwater assets it has accumulated.

The new assets are located in the Greater Tahiti area, where Statoil is already well positioned. They comprise the following:

• the Shell-operated Caesar discovery, in which Statoil will have a 17.5% working interest
• the Chevron-operated Big Foot discovery, in which Statoil will have a 12.5% working interest
• the Chevron-operated Big Foot North prospect, in which Statoil will have a 12.5% working interest.

The Caesar discovery is located between the Chevron-operated Tahiti and Tonga discoveries, in both of which Statoil has a 25% interest. Tahiti is under development, and due to come on stream in 2008.

Located in the same geological trend as Tahiti and Caesar, the Big Foot discovery lies in the Walker Ridge area close to the Jack and St Malo discoveries operated by Chevron. Statoil holds a 25% working interest in Jack and 6.25 % in St Malo.

Pending field development solutions, both discoveries are expected to be in production after 2010.

“PXP has a record of successfully gaining access to high quality prospects, and we look forward to an ongoing dialogue with this company as its GoM portfolio matures,” says Øivind Reinertsen, senior vice president for Statoil’s US GoM activities.

”We’re rapidly building a competent organisation in Houston. We bring with us relevant experience and technologies from the Norwegian continental shelf, which will contribute to the future development of complex deepwater projects in the GoM.”

The transaction is expected to close in early November. Existing leaseholders have pre-emption rights which must be exercised no later than 30 days after they have been notified of the sale.

Further information from:

Press
Rannveig S Stangeland, public affairs manager, Statoil ASA, telephone +47 48 12 59 78/51 99 26 42

Investor relations
Lars Troen Sørensen, senior vice president investor relations, Statoil, telephone +47 90 64 91 44
Geir Bjørnstad, vice president, US investor relations, Statoil, telephone +1 203 978 69 50

A conference call will be staged at 14.00 CET.
International callers dial: +47 23 00 04 00
Norwegian domestic callers dial: 80 08 01 19

Cautionary statement relevant to forward-looking information

Some of the items discussed in this press release are forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected gains from the sale of assets; and expected acquisitions or dispositions of assets. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

STATOIL ASA (Registrant)
Dated: September 18, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer